UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IBEX LIMITED
(Name of Issuer)

Common Shares, par value $0.0001
(Title of Class of Securities)

G4690M101
(CUSIP Number)

William Corson
65 East 55th Street
New York, NY 10022
(646) 857-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: G4690M101	SCHEDULE 13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
PineBridge Global Emerging Markets Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,774,739

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,774,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,739

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No: G4690M101	SCHEDULE 13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
PineBridge GEM II G.P., L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,774,739

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,774,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,739

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No: G4690M101	SCHEDULE 13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
John Leone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,774,739

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,774,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,739

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No: G4690M101	SCHEDULE 13D	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
Pierre Mellinger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
French

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,774,739

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,774,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,739

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No: G4690M101	SCHEDULE 13D	Page 6 of 8 Pages
1	NAMES OF REPORTING PERSONS
Kevin Clowe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,774,739

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,774,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,774,739

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No: G4690M101	SCHEDULE 13D	Page 7 of 8 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2022, as amended by Amendment No. 1 filed with the SEC on September 17, 2024 (collectively, the “Schedule 13D”), with respect to the common shares, $0.0001 par value (the “Common Shares”), of IBEX Limited (the “Issuer”), whose principal executive offices are located at 1717 Pennsylvania Avenue NW, Suite 825, Washington, DC 20006. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)
GEM II is the record owner of 1,774,739 Common Shares. As the sole director of PineBridge GEM II GP Ltd., which is the sole general partner of GEM II, GEM II GP may be deemed to beneficially own the Common Shares directly owned by GEM II. As members of the Investment Committee, each of the Investment Committee Members may be deemed to beneficially own the Common Shares directly owned by GEM II.

PineBridge GEM II G.P., Co., a Cayman Islands company, is the sole general partner of GEM II GP. PineBridge GEM II G.P., Co. is a wholly-owned subsidiary of PineBridge Investments Partners LLC, a Delaware limited liability company that is a wholly-owned subsidiary of PineBridge Investments, L.P., a Cayman Islands partnership (“PILP”). The General Partner of PILP is Bridge Holdings Company Limited (“Bridge Holdings”). Bridge Holdings is wholly owned by Pacific Century Investment Holdings No. 1 Limited (“PCIH No. 1”). PCIH No. 1 is wholly owned by ChiltonLink Limited, which, in turn, is wholly owned by Richard Li. Each of PineBridge GEM II G.P., Co., PineBridge Investments Partners LLC, PILP, Bridge Holdings, PCIH No. 1, ChiltonLink Limited, and Richard Li. disclaims beneficial ownership of the Common Shares directly owned by GEM II.

The percentage of outstanding Common Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 16,803,198 Common Shares outstanding as of August 30, 2024, as reported on the Issuer’s annual report on Form 10-K filed with the SEC on September 12, 2024.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)
Except for the transactions listed in Exhibit 7 of this Amendment No. 2, the Reporting Persons have not effected any transactions with respect to the Common Shares since the filing of Amendment No. 1 on September 17, 2024.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7	Schedule of Transactions for Item 5(c) of Amendment No. 2.

Exhibit 8	Power of Attorney for John Leone.

CUSIP No: G4690M101	SCHEDULE 13D	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 4th day of October, 2024.

PINEBRIDGE GLOBAL EMERGING MARKETS PARTNERS II, L.P.

By:	PINEBRIDGE GEM II GP Ltd., its General Partner

By:	PINEBRIDGE GEM II G.P., L.P., its Sole Director

By:	PINEBRIDGE GEM II G.P., Co., its General Partner

By:	/s/ John Leone
Name:	John Leone
Title:	Vice President

PINEBRIDGE GEM II G.P., L.P.

By:	PINEBRIDGE GEM II G.P., Co., its General Partner

By:	/s/ John Leone
Name:	John Leone
Title:	Vice President

/s/ John Leone
John Leone

*
Pierre Mellinger

*
Kevin Clowe

*/s/ Lindsay Johnson
Lindsay Johnson
As attorney-in-fact

*This Schedule 13D was executed by Lindsay Johnson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as an exhibit to the amendment to Form 3 filed by GEM II, GEM II GP, Mr. Mellinger and Mr. Clowe on July 13, 2023.

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).